

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 9, 2013

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: Smart Trust, Rising Interest Rates Hedge Trust, Series 1
        File Nos. 333-189259 and 811-21429

Dear Mr. Anderson:

On June 12, 2013, you filed a registration statement on Form S-6 for Smart Trust, Rising Interest Rates Hedge Trust, Series 1 (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover Page (Page A-1)

1.   The name of the Trust includes the term "rising interest rates." Since the use of this term in the Trust's name may confuse investors, who may mistakenly believe that it implies that the Trust will pay them an increasing amount of interest, please explain to us why the Trust's name is not misleading.

Investment Summary — Investment Objective (Page A-3)

2.   The first sentence of this section states that the Trust seeks to provide "total return potential." Please provide a brief definition of total return potential in this section.

Investment Summary — Closed-End Funds (Page A-3)

3.   The first sentence of this section states that the Trust invests in Closed-End Funds that hold senior loans or "other income-producing securities." Please identify these other income-producing securities in this section. Also, please provide the Trust's credit quality and maturity policies for its investments in senior loans and other fixed income securities, and include the term "junk bonds" to describe issues rated below-investment grade.

Investment Summary — Inverse ETFs (Page A-4)

4.   Please describe in this section the types of investments held by the exchange-traded funds ("ETFs") that seek to provide returns that are the opposite of the U.S. Treasury benchmark indices.

Investment Summary — Convertible Bond ETFs (Page A-4)

5.   This section states that the Trust invests in ETFs that invest "indirectly" in convertible securities. Please describe in this section the types of investments used by the ETFs that invest indirectly in convertible securities. Also, please provide the credit quality and maturity policies of the Trust's ETFs that invest directly in convertible securities.

Investment Summary — Principal Risk Considerations (Page A-4)

6.   The fourth bullet point in this section discusses the risks associated with the Trust's foreign investments. Please disclose the Trust's investment strategy regarding foreign investments in the summary of principal investment strategies.

7.   The tenth bullet point in this section states that the Trust may invest in companies with smaller market capitalizations. Please disclose the Trust's investment strategy regarding smaller market capitalization companies in the summary of principal investment strategies.

8.   The eleventh bullet point in this section states that the senior loans in which the Trust may invest may be rated below investment grade quality. Please add the term "junk bonds" to this disclosure.

9.   The fourteenth bullet point in this section describes the risks of the Trust's derivative investments. Please disclose the Trust's investment strategy regarding derivative investments in the summary of the Trust's principal investment strategies.

GENERAL COMMENTS

10.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in

response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

11.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

12.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        Should you have any questions prior to filing a pre-effective amendment, please feel free
to contact me at 202-551-6959.

                                                Sincerely,

                                                /s/ Edward P. Bartz

                                                Edward P. Bartz
                                                Staff Attorney